FEDERAL INSURANCE COMPANY

Endorsement No: 11

Bond Number: 82416704

NAME OF ASSURED: MANAGER DIRECTED PORTFOLIOS (F/K/A THE ROXBURY FUNDS)

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

iM DBi Managed Futures Strategy ETF

This Endorsement applies to loss discovered after 12:01 a.m. on May 7, 2019.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

_____

Date: May 9, 2019   By

                                             Authorized Representative

May 21, 2019

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Manager Directed Portfolios
        File No. 811-21897
        Rule 17g-1 Filing of Fidelity Bond Amendments

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to Manager Directed Portfolios (f/k/a Roxbury Funds).

- a copy of the executed Investment Company Protection Bond Endorsement No. 11 (effective May 7, 2019) adding the iM DBi Managed Futures Strategy ETF to the schedule of funds is enclosed;

- the original Fidelity Bond was previously filed on September 19, 2018;

- no additional premiums were required to be paid.

If you have any questions about this filing, please contact the undersigned at 414-765-5250.

Sincerely,

/s/ Matt McVoy
Compliance Officer

Enclosures